United States securities and exchange commission logo





                 July 23, 2021

       James N. Woody
       Chief Executive Officer and Director
       180 Life Sciences Corp.
       3000 El Camino Real, Bldg. 4, Suite 200
       Palo Alto, CA 94306

                                                        Re: 180 Life Sciences
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed July 20, 2021
                                                            File No. 333-258045

       Dear Dr. Woody:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joe McCann at (202) 551-6262 or Fredrick Philantrope at (202) 551-6875
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Michael T. Campoli